UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K
                       REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of,         May                                        2003
                  -------------------------------------        --------------


                          O&Y PROPERTIES CORPORATION
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter
               or translation of Registrant's name into English)


                                Ontario, Canada
                 ------------------------------------------------
                (Jurisdiction of incorporation or organization)


      Suite 3300, 100 King Street West, Toronto, Ontario, Canada M5X 1B1
      -------------------------------------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             |X|     Form 20-F                    |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            |_|      Yes                          X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                                DOCUMENT INDEX


Document                                                             Page No.
--------                                                             --------

  1.       Quarterly Report For The Three Months Ended                   4
           March 31, 2003

                                                                    Document 1

                   O&Y PROPERTIES CORPORATION LOGO OMITTED








                               Quarterly Report
                   For the Three Months Ended March 31, 2003

Financial Highlights
(in thousands of dollars except per share amounts)

                          Three Months     Three Months
                                 Ended            Ended      Three Months
                              Mar. 31,         Mar. 31,             Ended
                                  2003             2002     Dec. 31, 2002
                          --------------------------------------------------

Funds from operations            $13,955      $12,679      $ 15,329
- per share basic                $  0.31      $  0.28      $   0.35
- per share diluted              $  0.27      $  0.25      $   0.30
Revenues                         $73,280      $73,041      $ 75,511
Net income                       $ 1,282      $ 1,237      $    360
- per share basic                $     -      $     -      $  (0.02)
- per share diluted              $     -      $     -      $  (0.02)

To Our Shareholders

O&Y Properties Corporation is pleased to report its financial results for the first quarter ended March 31, 2003.

Basic funds from operations ("FFO") for the quarter ended March 31, 2003 were $14.0 million or $0.31 per share ($0.27 per share diluted), a 10% increase over the prior year at $12.7 million or $0.28 per share ($0.25 per share diluted).

O&Y Properties Corporation also announces the extension of leases with a major law firm at First Canadian Place for 285,000 square feet of space until 2015. Approximately 254,000 square feet of the space was scheduled to expire in 2005. The remaining 31,000 square feet expires in 2006.

The second significant lease renewal was announced by O&Y Real Estate Investment Trust ("O&Y REIT") for its Ottawa portfolio. The REIT has reached an agreement with the federal government, the REIT's largest tenant, for the renewal of approximately 634,000 square feet of space in its Jean Edmonds Towers until 2014. These leases were scheduled to expire in 2004, and the renewal of these leases reduces the REIT's 2004 expiries to only 8% of its portfolio from 21%.

"While we continue to face challenging business conditions in the office sector, we are off to a great start in 2003 with strong financial results and the renewal of leases by the second largest tenant in First Canadian Place and the largest tenant in O&Y REIT's Ottawa portfolio," said Philip Reichmann, Chief Executive Officer. "New leasing and renewals totalling over 1 million square feet thus far this year will contribute to the long-term growth and stability of our portfolio."

O&Y REIT also reported strong financial and operational results for the quarter. Subsequent to quarter-end, O&Y REIT closed its first acquisitions for 2003. It purchased the remaining 50% interests in the Canadian Western Bank Building and Enbridge Tower, both located in Edmonton, Alberta from its co-owners for $23.25 million.

Subsequent to the release of its first quarter results on May 20, 2003, O&Y REIT announced an agreement to acquire a 50% interest in Winnipeg's premier office building, TD Centre and the adjacent land. The acquisition is expected to be completed in June 2003.

TD Centre is located at Portage and Main, in the middle of Winnipeg's central business district. It is a Class A, 32-storey, 506,000 square foot multi-tenant office tower. O&Y REIT's joint venture partner for the other 50% interest is the Asper family of Winnipeg. The total purchase price for the property is approximately $69 million.

O&Y Properties Corporation's Board of Directors declared the quarterly dividend of $0.05 per share on its common shares on May 21, 2003. Payment will be made on July 15 to shareholders of record on June 30, 2003.

O&Y Properties Corporation's Board of Directors declared the quarterly dividend of $0.05 per share on its common shares on May 21, 2003. Payment will be made on July 15 to shareholders of record on June 30, 2003.

O&Y Properties Corporation's 2002 Annual Report and Management's Discussion and Analysis are available on SEDAR. Review of these in conjunction with this report will give readers a comprehensive and up-to-date discussion of O&Y Properties Corporation's activities and financial results. Readers may also visit O&Y Properties Corporation's Web site at www.oyp.com.


"Philip Reichmann"                                        "Frank Hauer"
Philip Reichmann                                          Frank Hauer
Chief Executive Officer                                   President

Toronto, Ontario
May 26, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and accompanying notes for the quarter-ended March 31, 2003 and the year-ended December 31, 2002.

Funds from Operations

For the quarter ended March 31, 2003, basic funds from operations ("FFO") were ahead of the same quarter in the prior year at $14.0 million or $0.31 per share ($0.27 per share diluted), compared to $12.7 million or $0.28 per share ($0.25 per share diluted) in the prior year. This increase was due to a number of factors including the impact of property acquisitions by O&Y REIT, lower system implementation costs and an increased current income tax recovery, partially offset by decreased net rental income from First Canadian Place and a decline in net real estate services income from O&Y Enterprise, its real estate services business.

Funds from operations were $1.3 million below the fourth quarter of 2002. This decrease related to a number of factors, including a decline in net rental income from First Canadian Place, decreased net real estate services income from O&Y Enterprise, a number of positive one-time adjustments recorded in the last quarter of 2002, partially offset by lower corporate and system implementation costs.

Under relevant accounting standards, FFO is calculated as if the Company owns 100% of O&Y REIT. If FFO is calculated on a proportionate basis, basic FFO for the three months ended March 31, 2003 would be $9.1 million or $0.19 per share ($0.18 per share diluted), as compared to $8.7 million or $0.18 per share ($0.17 per share diluted) for the same period in the prior year, and $10.6 million or $0.23 per share ($0.21 per share diluted) in the fourth quarter of 2002.

These figures have been derived as follows:
(in thousands of dollars except per share amounts)


                                                               Three Months     Three Months      Three Months
                                                                      Ended            Ended             Ended
                                                              Mar. 31, 2003    Mar. 31, 2002     Dec. 31, 2002
                                                              -------------------------------------------------

O&Y Properties Corporation consolidated FFO                       $ 13,955          $ 12,679          $ 15,329
Less: O&Y REIT FFO                                                 (10,985)           (9,142)          (10,775)
Add back elimination of Maritime Life Tower loan interest            1,085             1,086             1,109
Add back elimination of intercompany leasing fees                       70                 -                71
                                                                  --------------------------------------------
FFO attributable to all other sources                                4,125             4,623             5,734
Proportionate consolidation of
  O&Y REIT FFO                                                       5,525             4,580             5,409
Eliminate proportionate share of Maritime Life Tower loan
   interest                                                           (546)             (544)             (557)
Eliminate proportionate share of intercompany leasing fees             (35)                -               (36)
                                                                  --------------------------------------------
O&Y Properties Corporation proportionately consolidated FFO       $  9,069          $  8,659          $ 10,550
                                                                  ============================================
         - per share basic                                        $   0.19          $   0.18              0.23
                                                                  ============================================
         - per share diluted                                      $   0.18          $   0.17          $   0.21
                                                                  ============================================


Net Income

Net income of $1.3 million was recorded for the quarter ended March 31, 2003, compared to $1.2 million for the same period in the prior year. Increases in net rental income from the O&Y REIT portfolio, lower system implementation costs and an increased current income tax recovery, were partially offset by decreased net rental income from First Canadian Place, lower income from the real estate services business and higher depreciation and amortization expense.

Net income in the first quarter of $1.3 million was $0.9 million higher than that recorded in the fourth quarter of 2002 of $0.4 million. A decline in net rental income from First Canadian Place and lower income from the real estate services business were more than offset by the restructuring charge of $7.0 million (pre-tax) recorded in the fourth quarter of 2002 on the real estate services business.

O&Y REIT

         Portfolio Overview
         -----------------

O&Y REIT's portfolio consists of 19 high-quality Class A and Class B income-producing commercial office properties located in Halifax, Ottawa, Toronto, Niagara Falls, Winnipeg, Edmonton and Calgary. The properties are diversified both in terms of geography and tenant mix.

Despite the continuing challenging business and leasing environment, O&Y REIT performed well during the first quarter. Leases for 108,330 square feet expired at an average rental rate of $10.80 per square foot. During the same period, 157,786 square feet was leased at an average rental rate of $12.43 per square foot. The occupancy rate for the portfolio was 91.9% at March 31, 2003, at an average rental rate in place of $13.24 per square foot. This compares to the occupancy at December 31, 2002 of 91.0%, at an average rental rate in place of $13.08 per square foot, and the occupancy at March 31, 2002 of 93.3% at an average rental rate of $12.55 per square foot. The increase in occupancy from December 31, 2002 was mainly attributable to leasing activity in the Calgary and Winnipeg properties.

         Net Rental Income
         -----------------

Net Rental Income
(in thousands of dollars)


                                        Three Months      Three Months       Three Months
                                               Ended             Ended              Ended
                                       Mar. 31, 2003     Mar. 31, 2002      Dec. 31, 2002
                                    -------------------------------------------------------

Revenues from rental properties              $29,818           $26,085             $29,550
Rental property operating costs               14,326            12,310              14,073
Ground rent                                      504               501                 501
                                    -------------------------------------------------------
Net rental income                            $14,988           $13,274             $14,976
                                    =======================================================


Net rental income for the three months ended March 31, 2003 was $15.0 million compared to $13.3 million in the same period in the prior year. On a "same-store" basis, excluding the effect of acquisitions, net rental income for the first quarter was $13.6 million, compared to $13.3 million for the same period in the prior year. This increase primarily related to positive leasing activity in certain Calgary and Winnipeg properties.

For the first quarter, net rental income remained constant at $15.0 million when compared to the fourth quarter of 2002. Included in rental income in the fourth quarter of 2002 was a lease termination fee. Excluding the impact of this, net rental income on a "same-store" basis was $0.3 million higher than the fourth quarter of 2002.

         Acquisitions
         ------------

On May 9, 2003, O&Y REIT acquired the remaining 50% interest in two buildings in downtown Edmonton, the Canadian Western Bank Building and Enbridge Tower, from its co-owners. The total purchase price of the acquisitions was $23.25 million. The acquisitions were financed through the assumption of the vendors' share of the mortgages, amounting to $12.3 million, with the remainder funded through the REIT's operating/acquisition facility. The mortgages assumed carry a weighted average interest rate of 6.58%. The expected blended yield of the acquisition is approximately 11.25% on an unlevered basis and 17% on a levered basis.

Both buildings are located in Edmonton's central business district. The Canadian Western Bank Building is a Class A, 30-storey, 404,000 square foot multi-tenant building and the head office of Canadian Western Bank. The Enbridge Tower is a Class A, 20-storey, 182,000 square foot building leased almost entirely to Enbridge Inc.

         Financial Position
         ------------------

Total debt outstanding, excluding convertible debentures, was $240.7 million at March 31, 2003, versus $239.7 million at December 31, 2002. At March 31, 2003, 13.5% of outstanding debt was at floating rates with an average interest rate of 5.1%. This compares to floating rate debt of 12.5% with an average interest rate of 4.7% at December 31, 2002. The weighted average interest rate on fixed rate debt remained the same as December 31, 2002 at 7.2%. O&Y REIT's balance sheet is strong and continues to provide it with capacity to make property acquisitions. The debt-to-gross book value (including convertible debentures) was 46% at March 31, 2003. Excluding the convertible debentures, the debt-to-gross book value was 34%. The EBITDA interest coverage ratio for the quarter was 2.90:1. EBITDA is defined as net income plus depreciation and amortization plus financing expense.

First Canadian Place

A landmark complex at the corner of King and Bay Streets in downtown Toronto, First Canadian Place is composed of a 72-storey Class AAA office tower and a multi-level banking and retail podium at the base of, and surrounding, the tower. First Canadian Place contains approximately 2.7 million square feet of gross leaseable area.

The occupancy rate for the office component at March 31, 2003 was 93.0%, as compared to 98.1% at March 31, 2002 and 94.3% at December 31, 2002. Average rent in place for the office component at March 31, 2003 was $22.41 per square foot, compared to $22.15 per square foot at March 31, 2002 and $22.28 per square foot at December 31, 2002.

Lease expiries and the occupancy rate in the first quarter of 2003 was impacted by the surrender of 30,000 square feet of space by BMO Financial Group, as part of the early renewal of 423,000 square feet of their leases announced in 2002. In the first quarter, approximately 38,000 square feet of office leases expired at an average rate of $9.67 per square foot. This compares to office leasing activity of 8,000 square feet completed at an average rate of $28.53 per square foot.

         Net Rental Income
         -----------------

Net rental income from First Canadian Place for the three months ended March 31, 2003 was $9.5 million, compared to $10.9 million for the same period in the prior year and $11.0 million for the fourth quarter of 2002.

The decrease from the same period in the prior year resulted from a non-recurring positive realty tax adjustment recorded in the prior year, as well as a higher vacancy. The decrease compared to the fourth quarter of 2002 resulted mainly from a realty tax rebate realized in the fourth quarter of 2002, as well as a non-recurring operating cost recoveries adjustment recorded in the fourth quarter of 2002.

Real Estate Services

Real estate services income before consolidation and other adjustments for the quarter ended March 31, 2003 was $1.4 million, compared to $1.8 million for the same period in the prior year and $2.3 million in the fourth quarter of 2002. The decrease compared to the prior year was due to the loss of certain property management contracts. The decrease compared to the fourth quarter of the prior year was due mainly to a decrease in transactional revenues due to the cyclical nature of the business.

O&Y Enterprise underwent a significant restructuring in the fourth quarter of 2002. In connection with the restructuring, O&Y Properties sold a portion of its western regional real estate services business. The business sold was comprised of property management contracts on approximately 120 properties, containing over 8 million square feet of space. Management of the properties was transferred effective January 1, 2003.

Development

The Maritime Life Tower development project in downtown Toronto was substantially completed on March 13, 2003. The first tenants have taken occupancy and the building is currently 50% leased.

O&Y Properties has an $82.7 million construction facility on the Maritime Life Tower development project. Interest is at the rate of prime plus 1.5% and matures in June 2004. At March 31, 2003, $53.0 million was drawn. The construction facility was fully funding construction costs. In the quarter, $6.8 million was spent on the Maritime Life Tower project.

Financing Expense

Financing expense for three months ended March 31, 2003 was $8.7 million, compared to $8.9 million for the same period in the prior year and for the fourth quarter of 2002. The decrease compared to the first quarter of the prior year mainly related to higher interest capitalized to land held for development, partly offset by interest expense on debt assumed in respect of property acquisitions in O&Y REIT during 2002. The decrease compared to the fourth quarter of 2002 mainly related to a mortgage that was repaid by O&Y REIT in the fourth quarter of 2002.

Corporate Expenses

Corporate expenses for the quarter ended March 31, 2003 were consistent with the same period in the prior year at $2.4 million. Corporate expenses of $2.4 million for the first quarter 2003 were lower than the $2.8 million recorded in the fourth quarter of 2002. The decrease mainly related to business development costs written-off in the fourth quarter of 2002.

Depreciation and Amortization

Depreciation and amortization for the quarter ended March 31, 2003 was $7.0 million, compared to $6.3 million in the same period in the prior year. The increase mainly related to the impact of property acquisitions made in 2002 by O&Y REIT, as well as higher amortization of leasing costs.

Liquidity and Capital Resources

For the O&Y REIT properties, capital expenditures during the first quarter amounted to $0.3 million, compared to $0.5 million for the same period in the prior year. Leasing costs for the quarter were $2.6 million compared to $0.5 million for the same period in the prior year. The increase in leasing costs was primarily due to significant leasing activity in the portfolio, especially in Calgary and Winnipeg, as well as higher inducements required to attract tenants.

At First Canadian Place, $0.2 million was incurred on capital expenditures in the first quarter of 2003, compared to $0.7 million incurred during the same period in the prior year. Leasing costs for the quarter were $0.1 million, compared to nil in the prior year.

Cash and cash equivalents at March 31, 2003 were $23.5 million, of which $10.7 million was not available for general corporate purposes and $6.7 million was held by O&Y REIT.

Distributions to other unitholders in O&Y REIT during the quarter amounted to $4.7 million, compared to $4.3 million for the same period in the prior year. Distributions received by O&Y Properties Corporation during the quarter amounted to $4.7 million, compared to $4.2 million for the same period in the prior year.

O&Y Properties has a conservative balance sheet with a debt-to-equity ratio of 1.43:1 at March 31, 2003. The EBITDA interest coverage ratio for the first quarter 2003 was 2.57:1. EBITDA is calculated as net income plus current and future income taxes, interest of others in O&Y REIT, depreciation and amortization and financing expense.

Outlook

O&Y Properties Corporation had a solid first quarter 2003, despite market conditions remaining challenging. The Company is well positioned to meet this challenge, as the fundamentals of its property portfolio remain stable and it has the capital base to seek out new acquisitions to fuel future growth.

O&Y REIT's lease expiries for the remaining three quarters of 2003 are expected to be approximately 232,000 square feet or 5% of the REIT's portfolio at an average rate of $12.21 per square foot. At May 2003, O&Y REIT has renewed or leased approximately 50% or the equivalent of 115,000 square feet of the remaining expiring space at an average rate of $11.67 per square foot. For the entire year, O&Y REIT has renewed or leased the equivalent of approximately 80% of its expiries.

Scheduled portfolio lease expiries for 2003 and current leasing activity for O&Y REIT are as follows:


                                               Three Months      Three Months       Three Months   Three Months
                                                      Ended            Ending             Ending    Ending Dec.     Year Ending
                                              Mar. 31, 2003  Jun. 30, 2003(1)  Sept. 30, 2003(1)    31, 2003(1)   Dec. 31, 2003
                                           ------------------------------------------------------------------------------------
Expiries (sq. ft.)                                  108,330           156,526             29,790         45,973       340,619
Rate per sq. ft.                                    $ 10.80           $ 12.31            $ 12.95        $ 11.40       $ 11.76

Committed Renewals/New Leasing (sq. ft.)            157,786            76,691             14,364         23,685       272,526
Rate per sq. ft.                                    $ 12.43           $ 11.25            $ 11.83        $ 12.91       $ 12.11

Note: (1) Includes 100% of the Edmonton properties.


O&Y REIT has significantly addressed its 2004 expiries as well. Subsequent to quarter-end, O&Y REIT reached an agreement with the federal government for the renewal of leases in the Jean Edmonds Towers in Ottawa for 634,000 square feet of space at $1.22 per square foot less than the rate at expiry. While there is a step down in rates, the rollover profile in the Ottawa portfolio and its long-term cash flows have been stabilized with this renewal by its largest Ottawa tenant. Prior to this extension, lease expiries in 2004 were expected to be 21% of the portfolio or the equivalent of 1,047,723 square feet of space. As a result of this renewal, lease expiries for 2004 have been significantly reduced to 8% or the equivalent of 413,845 square feet of space. This renewal will also position the REIT to refinance the debt currently in place related to the Jean Edmonds Towers, at a rate that is more favourable than the existing rate of 7.72%. A refinancing should free up significant capital, which can then be used to fund new accretive property acquisitions, while also providing the REIT an opportunity to reduce the interest rate that the current debt is carrying.

O&Y REIT's acquisition program got off to a good start in 2003, with the acquisition of the remaining 50% interest in the Canadian Western Bank Building and Enbridge Tower in Edmonton. The Trust looks forward to continuing to grow its portfolio and hopes to be able to announce further accretive acquisitions, as the year unfolds. The REIT, along with the Asper family, is a party to an agreement in principle for each to purchase a 50% interest in the TD Centre located in Winnipeg, Manitoba and the adjacent vacant land. The agreement to purchase is subject to successful completion of the due diligence process. The transaction is expected to be completed in June 2003.

O&Y REIT has also undertaken a review of all of its debt and debt maturities and has initiated refinancings of certain properties in order to lock in favourable interest rates, free up capital and substitute assets as collateral for the operating/acquisition facility. The REIT is just completing the refinancing for 840 - 7th Avenue S.W. in Calgary of a fixed-rate mortgage of $23.25 million at an interest rate of 6.60% for a ten-year term. The refinancing is expected to close in the last week of May. This asset is one of the assets securing the operating/acquisition facility. It will be replaced in the facility with Altius Centre, also in Calgary, in early June. Another refinancing being pursued is for Acres House in Niagara Falls. O&Y REIT has a commitment for a $6.0 million mortgage for 10 years, at a rate expected to be between 6.25% and 6.5%. This refinancing is expected to close in June. The REIT is also exploring a refinancing for its 18 King Street East property in Toronto and will seek to refinance its debt on the Jean Edmonds Towers as a result of the lease renewal. The net result of all of these refinancings is that O&Y REIT has increased the operating/acquisition facility from $80 million to $100 million, which will give the REIT approximately $100 to $125 million in remaining acquisition capacity through the facility. As well, the refinancing of the Jean Edmonds Towers debt is expected to create additional acquisition capacity for the REIT over and above the operating/acquisition facility.

O&Y REIT will continue to seek out additional accretive acquisitions and aggressively renew and lease space in its properties to provide growth and long-term stability for the portfolio. With respect to acquisitions, the REIT does have another property under contract, which is presently under due diligence. Assuming there are no issues arising from due diligence, the REIT would expect to announce this acquisition prior to the end of May 2003.

At First Canadian Place, an agreement has been reached for the long-term extension of leases for 285,000 square feet by a major law firm, the building's second largest tenant, at a net effective rent of $27.49 per square foot until 2015. Approximately 254,000 square feet was scheduled to expire in 2005, with the remaining 31,000 square feet scheduled to expire in 2006. Currently, the law firm leases approximately 216,000 square feet of space, and will expand into the remaining space as other tenant leases expire. The average rate of all of the expiring space is $24.74 per square foot. This lease extension, combined with the early lease renewals by BMO Financial Group for 423,000 square feet, announced in the third quarter of 2002, significantly reduces lease expiries at First Canadian Place in 2004 and 2005.

As of May 2003, scheduled office lease expiries for 2003 and current leasing activity for First Canadian Place are as follows:


                                      Three Months      Three Months       Three Months   Three Months
                                             Ended            Ending             Ending    Ending Dec.     Year Ending
                                     Mar. 31, 2003     Jun. 30, 2003     Sept. 30, 2003       31, 2003   Dec. 31, 2003
                                   ------------------------------------------------------------------------------------
Expiries (sq. ft.)                          37,546            19,181             13,638         46,323         116,688
Rate per sq. ft.                            $ 9.67           $ 32.43            $ 18.66        $ 22.50         $ 19.55

Committed Renewals/New
  Leasing (sq. ft.)                          7,573             6,000                  -              -          13,573
Rate per sq. ft.                            $28.53           $ 33.50                  -              -         $ 30.73


The Company remains focused on the strategies that delivered solid results under challenging conditions and will continue to follow its disciplined investment philosophy moving forward.

O&Y Properties Corporation is a Canadian commercial real estate company that is focused on ownership, management and development of high-quality office buildings. Directly and indirectly through just over 50% ownership of O&Y REIT, O&Y Properties owns a portfolio of 20 office properties representing 8.1 million square feet in seven Canadian markets, including the 2.7 million square foot Class AAA First Canadian Place office complex in downtown Toronto. O&Y Properties recently completed construction of the Maritime Life Tower in downtown Toronto. O&Y Enterprise, its real estate services division is a leading third party commercial real estate manager, specializing in property management services to owners of real estate; and through O&Y CB Richard Ellis, facilities and corporate real estate services to users of real estate. O&Y Enterprise has offices in 7 major centres across Canada and employs approximately 1000 people, servicing its managed portfolio of more than 74 million square feet.


 O&Y PROPERTIES CORPORATION
----------------------------------------------------------------------------------------------------------------------------
 CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------
 (unaudited)
(in thousands)                                                      Notes          March 31, 2003         December 31, 2002
----------------------------------------------------------------------------------------------------------------------------

 Assets
               Rental properties                                       2        $   1,056,836               $   1,060,722
               Property under development                                             108,920                     104,363
               Land held for development                                               14,894                      14,725
               Goodwill and intangible assets                                          19,003                      19,246
               Amounts receivable                                                      19,051                      17,321
               Deferred costs and other assets                         3               46,161                      43,426
               Cash and cash equivalents                               4               23,458                      28,745
----------------------------------------------------------------------------------------------------------------------------
                                                                                $   1,288,323               $   1,288,548
----------------------------------------------------------------------------------------------------------------------------
 Liabilities
               Secured debt                                            5       $      576,701              $      575,164
               Accounts payable and accrued liabilities                                45,358                      43,530
               Other liabilities                                       6               27,502                      31,566
               Future income taxes                                                     55,623                      54,123
               Debentures, notes and preferred shares, liability
                   component                                                            9,925                      10,486
----------------------------------------------------------------------------------------------------------------------------
                                                                                      715,109                     714,869
----------------------------------------------------------------------------------------------------------------------------
 Interest of others in O&Y REIT                                                       164,377                     164,916
----------------------------------------------------------------------------------------------------------------------------
 Shareholders' equity
               Debentures, notes and preferred shares, equity
                   component                                                          116,622                     114,672
               Common shares                                           7              229,364                     229,185
               Retained earnings                                                       60,492                      62,547
               Contributed surplus                                                      2,359                       2,359
----------------------------------------------------------------------------------------------------------------------------
                                                                                      408,837                     408,763
----------------------------------------------------------------------------------------------------------------------------
                                                                                $   1,288,323               $   1,288,548
----------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.



 O&Y PROPERTIES CORPORATION
----------------------------------------------------------------------------------------------------------------
 CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
----------------------------------------------------------------------------------------------------------------
(unaudited)                                                                      Three Months Ended March 31
(in thousands except per share amounts)               Notes                       2003                  2002
----------------------------------------------------------------------------------------------------------------
 Revenues
       Rental property                                                       $     61,885        $     58,057
       Real estate services                                                        11,395              14,984
---------------------------------------------------------------------------------------------------------------
                                                                                   73,280              73,041
---------------------------------------------------------------------------------------------------------------
 Expenses
       Rental property operating expenses and taxes                                31,170              27,060
       Ground rent and entitlements                       9                         6,102               6,962
       Real estate services                                                        11,086              14,132
---------------------------------------------------------------------------------------------------------------
                                                                                   48,358              48,154
---------------------------------------------------------------------------------------------------------------
 Rental and real estate services income                                            24,922              24,887
---------------------------------------------------------------------------------------------------------------
       Financing expense                                 10                         8,719               8,947
       Corporate expense                                                            2,396               2,391
       System implementation costs                                                    133                 650
       Depreciation of rental properties                  2                         3,999               3,884
       Other depreciation and amortization                3                         3,050               2,408
---------------------------------------------------------------------------------------------------------------
                                                                                   18,297              18,280
---------------------------------------------------------------------------------------------------------------
 Income before the undernoted items                                                 6,625               6,607
---------------------------------------------------------------------------------------------------------------
       Interest of others in O&Y REIT                                              (4,031)             (3,373)
       Other items                                       12                             -                (385)
---------------------------------------------------------------------------------------------------------------
                                                                                   (4,031)             (3,758)
---------------------------------------------------------------------------------------------------------------
 Income before taxation                                                             2,594               2,849
---------------------------------------------------------------------------------------------------------------
       Current income tax recovery (expense)                                          809                 399
       Future income tax recovery (expense)                                        (2,121)             (2,011)
---------------------------------------------------------------------------------------------------------------
                                                                                   (1,312)             (1,612)
---------------------------------------------------------------------------------------------------------------
 Net income for the period                                                          1,282               1,237
 Retained earnings, beginning of period                                            62,547              69,154
       Dividends                                                                   (2,010)             (2,032)
       Accretion on equity component of debentures,
          notes and preferred shares, net of tax                                   (1,327)             (1,217)
---------------------------------------------------------------------------------------------------------------
 Retained earnings, end of period                                            $     60,492        $     67,142
---------------------------------------------------------------------------------------------------------------
 Earnings per common share                                8
       Basic                                                                 $         -                    -
       Diluted                                                               $         -                    -
---------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.



O&Y PROPERTIES CORPORATION
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF FUNDS FROM OPERATIONS
---------------------------------------------------------------------------------------------------------------------
(unaudited)                                                                            Three Months Ended March 31
(in thousands except per share amounts)             Notes                              2003                   2002
---------------------------------------------------------------------------------------------------------------------
 Net income for the period                                                       $    1,282           $       1,237
---------------------------------------------------------------------------------------------------------------------
 Non-cash items:

      Depreciation and amortization of tenant
      inducements and leasing costs, income
      subsidy and real estate services contracts                                      6,521                   5,823
      Future income tax expense                                                       2,121                   2,011
      Interest of others in O&Y REIT                                                  4,031                   3,373
---------------------------------------------------------------------------------------------------------------------
                                                                                     12,673           $      11,207
---------------------------------------------------------------------------------------------------------------------
Non-operating items, net of current tax:
      Loss on repurchase of convertible
      unsecured subordinated debentures, net
      of current tax benefit of Nil (2002 - $150)    12                                   -                     235
---------------------------------------------------------------------------------------------------------------------
Funds from operations                                                            $   13,955           $      12,679
---------------------------------------------------------------------------------------------------------------------
Funds from operations per common share                8
       Basic                                                                     $     0.31           $      0.28
       Diluted                                                                   $     0.27           $      0.25
----- ---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



O&Y PROPERTIES CORPORATION
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOW
---------------------------------------------------------------------------------------------------------------------------
(unaudited)                                                                                    Three Months Ended March 31
(in thousands except per share amounts)                                Notes                 2003                     2002
---------------------------------------------------------------------------------------------------------------------------
 Cash provided by (used in):

 Operating activities
       Funds from operations                                                             $     13,955        $      12,679
       Amortization of deferred financing costs and
             recoverable expenditures                                                             528                  469
       Net change in operating working capital                                                 (4,433)              (7,021)
       Current tax recovery (expense) on other items                                                -                  150
       Tenant inducements and leasing costs                                                    (2,582)                (502)
       Recoverable expenditures                                                                  (369)                (470)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                7,099                5,305
       Payment of income taxes                                                                   (873)             (23,978)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                6,226              (18,673)
---------------------------------------------------------------------------------------------------------------------------
Financing activities
       Construction financing                                                                   1,969                9,763
       Regular principal repayments                                                            (3,009)              (2,649)
       Other advances (repayments) of debt                                                      2,577               (6,000)
       Debentures, notes and preferred share payments                                            (726)                (726)
       Repurchase of common shares for cancellation                                               (51)                (229)
      Shares issued on exercise of options                                                        230                    -
      Dividends paid                                                                           (2,010)                   -
       Repurchase of convertible unsecured
            subordinated debentures                                                                 -               (1,603)
       Proceeds from equity offering of subsidiary, net                                             -               24,325
       Distribution paid to other unitholders in O&Y REIT                                      (3,023)              (2,626)
---------------------------------------------------------------------------------------------------------------------------
                                                                                               (4,043)              20,255
---------------------------------------------------------------------------------------------------------------------------
Investment activities
       Maturities of short-term investments                                                         -               44,495
       Expenditures on rental properties                                                         (113)                (720)
       Expenditures on furniture, fixtures and equipment                                         (376)              (2,123)
       Expenditures on property under development                                              (6,812)             (11,989)
       Expenditures on land held for development                                                 (169)                (195)
       Acquisition of rental properties, net of
            mortgage assumed                                             2                          -               (7,722)
       Other                                                                                        -                  235
---------------------------------------------------------------------------------------------------------------------------
                                                                                               (7,470)              21,981
---------------------------------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and cash equivalents                                              (5,287)              23,563
     during the period
 Cash and cash equivalents - beginning of period                                               28,745               55,570
---------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents - end of period                               4               $     23,458        $      79,133
---------------------------------------------------------------------------------------------------------------------------
 Supplementary cash flow information
       Cash paid for interest                                                            $     10,983        $      10,484
---------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) General
The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are also in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies. These financial statements are consistent with those used in the annual consolidated financial statements. They do not include all the information and disclosure required by Canadian GAAP for annual financial statements, and should be read in conjunction with the annual consolidated financial statements.

(b) Consolidation
The consolidated financial statements include the accounts of O&Y Properties Corporation ("O&Y Properties" or the "Company"), its subsidiaries and joint ventures, of which the major ones are:


                                                      Interest Held on
             Entities                                 March 31, 2003             Accounting Method
  ------------------------------------------------------------------------------------------------------------
  O&Y Properties Inc.                                        100%                Consolidation
  O&Y FPT Inc.                                               100%                Consolidation
  O&Y Properties (Alberta) Inc.                              100%                Consolidation
  O&Y Real Estate Investment Trust                          50.3%                Consolidation
  O&Y CB Richard Ellis Facilities Management                 60%                 Proportionate consolidation
  Purdy's Wharf                                              50%                 Proportionate consolidation
  Enbridge Tower                                             50%                 Proportionate consolidation
  Canadian Western Bank Building                             50%                 Proportionate consolidation
  ------------------------------------------------------------------------------------------------------------

The interest of other O&Y Real Estate Investment Trust ("O&Y REIT") unitholders, other than O&Y Properties, in O&Y REIT are presented in these consolidated financial statements as "Interest of others in O&Y REIT".

On March 26, 2002, O&Y REIT completed a private placement of 4,619,465 units at $10.85 per unit, for total proceeds of $49,295,000, net of issue costs. O&Y Properties exercised its maintenance right by subscribing to 2,314,465 units representing 50.1% of the issue.

2. RENTAL PROPERTIES


                                                         March 31, 2003          December 31, 2002
----------------------------------------------------------------------------------------------------
Land                                                     $     202,339              $      202,339
Buildings and improvements                                     902,491                     902,378
----------------------------------------------------------------------------------------------------
                                                             1,104,830                   1,104,717
Less accumulated depreciation                                  (47,994)                    (43,995)
----------------------------------------------------------------------------------------------------
                                                          $  1,056,836               $   1,060,722
----------------------------------------------------------------------------------------------------


In March 2002, O&Y REIT acquired a 50% interest in two rental properties in Edmonton, Alberta from an unrelated party. The purchase price was $22.1 million. After mortgages of $12.7 million and working capital adjustments, the net cash outlay for the transaction was $7.7 million.

O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


3. DEFERRED COSTS AND OTHER ASSETS


                                                                                     March 31, 2003         December 31, 2002
------------------------------------------------------------------------------------------------------------------------------
Tenant inducements and leasing costs                                                    $     24,914            $     22,332
Recoverable expenditures                                                                      13,204                  12,835
Deferred financing costs                                                                      10,200                  10,200
Less accumulated amortization                                                                (17,752)                (16,082)
------------------------------------------------------------------------------------------------------------------------------
                                                                                              30,566                  29,285
Furniture, fixtures and equipment, net of accumulated
   depreciation of $8,163 (December 31, 2002 - $7,243)                                         9,417                   9,961
Prepaid expenses and other                                                                     6,178                   4,180
------------------------------------------------------------------------------------------------------------------------------
                                                                                        $     46,161            $     43,426
------------------------------------------------------------------------------------------------------------------------------

Other depreciation and amortization consists of the following:
                                                                                                Three Months Ended March 31
                                                                                                 2003                  2002
------------------------------------------------------------------------------------------------------------------------------
Amortization of real estate contracts                                                   $         243           $        240
Amortization of tenant inducements and leasing costs                                            1,142                  1,143
Amortization of recoverable expenditures                                                          295                    144
Amortization of deferred financing costs                                                          233                    325
Amortization of income subsidy (note 6(b))                                                        217                    101
Depreciation and amortization of furniture, fixtures and
     equipment and other items                                                                    920                    455
------------------------------------------------------------------------------------------------------------------------------
                                                                                        $       3,050           $      2,408
------------------------------------------------------------------------------------------------------------------------------

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include certain funds which are not available for general corporate purposes.

These funds are held pursuant to the following conditions:

                                                                                      March 31, 2003        December 31, 2002
------------------------------------------------------------------------------------------------------------------------------
 Subject to:

       Terms of joint venture agreements, a trust indenture
       governing an issue of bonds
       and various debt agreements                                                      $       3,311           $       3,525
       O&Y REIT                                                                                 6,660                   6,126
       First Canadian Place land lease                                                          7,422                   8,589
------------------------------------------------------------------------------------------------------------------------------
                                                                                        $      17,393           $      18,240
------------------------------------------------------------------------------------------------------------------------------


O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)

5. SECURED DEBT

Substantially all of the Company's real estate assets have been pledged as security under various debt agreements. The secured debt consists of the following:


                                              Interest rates at
                                               March 31, 2003
                                      ---------------------------------
                                         Range        Weighted average      Maturing in years
                                         % - %               %             ending December 31          March 31, 2003
------------------------------------------------------------------------------------------------------------------------
O&Y REIT:
--------
      Fixed rate mortgages            5.00% - 7.81%         7.21%                2003 - 2011           $     208,165
      Bank loan                        B.A. + 1.85%         5.00%                    2003                     25,000
      Bank loan                       Prime + 0.85%         5.60%                    2003                      7,577
------------------------------------------------------------------------------------------------------------------------
                                                                                                             240,742
O&Y FPT Inc.:
-----------
      First Mortgage Bonds                8.06%             8.06%                    2009                    282,963

OYPI:
----
      Construction financing           Prime + 1.5%         6.25%                    2004                     52,996
------------------------------------------------------------------------------------------------------------------------
                                                                                                       $     576,701
------------------------------------------------------------------------------------------------------------------------

                                             Interest rates at
                                             December 31, 2002
                                       ---------------------------------
                                          Range         Weighted average     Maturing in years
                                          % - %                %             ending December 31       December 31, 2002
------------------------------------------------------------------------------------------------------------------------
O&Y REIT:
--------
      Fixed rate mortgages            5.98% - 7.81%         7.23%                2003 - 2011           $     209,709
      Bank loan                        B.A. + 1.85%         4.70%                    2003                     30,000
      Bank loan                       Prime + 0.85%           -                      2003                          -
------------------------------------------------------------------------------------------------------------------------
                                                                                                             239,709
O&Y FPT Inc.:
-----------
      First Mortgage Bonds                8.06%             8.06%                    2009                    284,428

OYPI:
----
      Construction financing           Prime + 1.5%         6.00%                    2004                     51,027
------------------------------------------------------------------------------------------------------------------------
                                                                                                       $     575,164
------------------------------------------------------------------------------------------------------------------------


O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


a) Fixed rate mortgages

Fixed rate mortgages of O&Y REIT are due as follows:


                                   Principal                                                   Weighted Average
                                  Installment            Balance                               Interest Rate
Years ending December 31,          Payments              Maturing            Total             on Debt Maturing
-------------------------------------------------------------------------------------------------------------------
              2003              $      9,696         $    33,946          $     43,642             6.62%
              2004                    11,697                   -                11,697                -
              2005                     6,348              57,071                63,419             7.61%
              2006                     4,294               6,059                10,353             5.98%
              2007                     4,462                   -                 4,462                -
       Thereafter                      6,761              67,831                74,592             7.25%
                              --------------------------------------------------------------
                                $     43,258         $   164,907          $    208,165             7.21%
-------------------------------------------------------------------------------------------------------------------

b)  Bank loan

O&Y REIT has a committed operating/acquisition facility available with two Canadian Chartered Banks for up to $80 million, subject to provision of sufficient collateral, which matures in August 2003. The facility is secured by a pool of rental property assets. Interest is at the rate of Bankers' Acceptances ("BA") plus 1.85% (for BA loans) or prime plus 0.85% (for prime-based loans). O&Y REIT pays a standby fee of 0.4% per annum on the undrawn amount of the facility.

c) First mortgage bonds

O&Y FPT Inc. First Mortgage Bonds are secured under a bond indenture by a fixed and floating charge and security interest on all assets of O&Y FPT Inc., including its interest in First Canadian Place. The First Mortgage Bonds are due as follows:


                                   Principal
                                  Installment            Balance
Years ending December 31,          Payments              Maturing            Total
---------------------------------------------------------------------------------------------
           2003                    $     4,599            $          -       $     4,599
           2004                          6,563                       -             6,563
           2005                          7,102                       -             7,102
           2006                          7,686                       -             7,686
           2007                          8,318                       -             8,318
      Thereafter                        18,738                 229,957           248,695
---------------------------------------------------------------------------------------------
                                   $    53,006            $    229,957       $   282,963
---------------------------------------------------------------------------------------------


d) Construction financing

O&Y Properties Inc. ("OYPI") has an $82.7 million construction financing facility secured by the Maritime Life Tower development project. Interest is payable monthly at prime plus 1.5% and the facility matures in June 2004. OYPI has the option to pre-pay the amounts borrowed under the facility at any time.

6. OTHER LIABILITIES


                                                           March 31, 2003         December 31, 2002
----------------------------------------------------------------------------------------------------
Restructuring provision                                     $      4,721              $      7,680
PDV II income subsidy                                              6,825                     6,608
Equipment leases                                                   4,365                     4,936
Tenant inducements and leasing costs                               2,779                     3,790
Construction holdbacks on property under development               5,923                     5,663
Unsecured indebtedness of a subsidiary                             2,889                     2,889
----------------------------------------------------------------------------------------------------
                                                            $     27,502              $     31,566
----------------------------------------------------------------------------------------------------


O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


(a) Restructuring provision

The restructuring provision primarily consists of employee severance costs relating to the Real Estate Services Business.

(b) The PDV II income subsidy

In connection with O&Y REIT's initial public offering, OYPI agreed to provide O&Y REIT with an income subsidy to offset the contractual reduction in revenue of $6.97 per square foot per annum commencing on November 1, 2003, in connection with the federal government's long-term lease of approximately 577,000 square feet expiring on October 31, 2008 at Place de Ville II ("PDV II") located in Ottawa. The income subsidy terminates on October 31, 2008 or earlier in the event that the amount of the income subsidy has reduced to zero as a result of an amendment, renewal, extension or replacement of the lease by O&Y REIT. The amount recorded in these consolidated financial statements as a liability represents the present value of this obligation, adjusted for the Company's ownership interest in O&Y REIT. The increase in the income subsidy is recorded as amortization expense (Note 3).

(c) Equipment leases

The equipment leases are for computers and related equipment. They bear interest at rates between 5.1% and 11.5% and expire between 2003 and 2006.

The repayment schedule is as follows:

                                  Principal         Interest        Total
          --------------------------------------------------------------------
          2003                  $     1,395        $      223     $     1,618
          2004                        1,825               177           2,002
          2005                          718                59             777
          2006                          427                18             445
          --------------------------------------------------------------------
                                $     4,365        $      477     $     4,842
          --------------------------------------------------------------------

(d) Unsecured indebtedness of a subsidiary

Unsecured indebtedness is comprised of $1,745,000 of bonds and $1,144,000 of debentures (December 31, 2002 - $1,745,000 of bonds and $1,144,000 of debentures). The bonds bear interest payable semi-annually, in arrears, at 9.22% per annum and mature in 2005. The debentures bear interest payable semi-annually, in arrears, at 11% per annum and mature in 2015. The bonds and debentures are direct, unsecured obligations of the Company and rank subordinate to all other present and future indebtedness of the Company.

O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


7. COMMON SHARES

The Company is authorized to issue an unlimited number of common shares. The common shares entitle the holder to one vote per share.

The following common share transactions occurred during the three-months ended March 31, 2003 and March 31, 2002:


                                                                                   Number of Shares           Amount
--------------------------------------------------------------------------------------------------------------------------
Outstanding as at December 31, 2001                                                     40,668,672          $   232,237

       Repurchases and cancellations through a normal course issuer bid                    (37,300)                (229)
                                                                                   ---------------------------------------
Outstanding as at March 31, 2002                                                        40,631,372          $   232,008
--------------------------------------------------------------------------------------------------------------------------

Outstanding as at December 31, 2002                                                     40,134,241          $   229,185

       Repurchases and cancellations through a normal course issuer bid                    (10,400)                 (51)
       Issued as a result of options exercised                                              45,815                  230
                                                                                   ---------------------------------------
Outstanding as at March 31, 2003                                                        40,169,656          $   229,364
--------------------------------------------------------------------------------------------------------------------------

If the fair value of stock options issued in December 2002 of $507,000 was recognized as an expense over the four-year vesting period, the effect on net income for the three-months ended March 31, 2003 would have been as follows:

--------------------------------------------------------------------------------------------------------------------------
Net income as reported                                                                                      $     1,282
Stock compensation expense                                                                                          (32)
--------------------------------------------------------------------------------------------------------------------------
Proforma net income                                                                                         $     1,250
--------------------------------------------------------------------------------------------------------------------------
Proforma net income per share                          -basic                                               $         -
                                                       -diluted                                             $         -
--------------------------------------------------------------------------------------------------------------------------


8. PER SHARE AMOUNTS

The following tables set forth the computation of per share amounts:

Basic and diluted earnings per share


                                                                             Three Months Ended March 31
                                                                               2003                 2002
-----------------------------------------------------------------------------------------------------------
(i) Basic earnings
-----------------------------------------------------------------------------------------------------------
    Net income for the period                                             $     1,282          $     1,237
         Accretion on equity component of convertible
            securities, net of tax                                             (1,327)              (1,217)
-----------------------------------------------------------------------------------------------------------
     Net income (loss) available to common shareholders                   $       (45)         $        20
-----------------------------------------------------------------------------------------------------------


O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


                                                                                  Three Months Ended March 31
                                                                                    2003                   2002
-----------------------------------------------------------------------------------------------------------------------
(ii) Diluted earnings
-----------------------------------------------------------------------------------------------------------------------
    Net income (loss) available to common shareholders                         $       (45)          $            20
         Accretion on equity component of convertible
             securities, net of tax                                                      -                         -
         Imputed interest on liability component of
             convertible securities, net of tax                                          -                         -
-----------------------------------------------------------------------------------------------------------------------
    Diluted net income (loss) available to common shareholders                 $       (45)          $            20
-----------------------------------------------------------------------------------------------------------------------

(iii) Denominator
-----------------------------------------------------------------------------------------------------------------------
      Weighted average shares outstanding for basic per share amounts           40,171,404                40,640,050
      Unexercised options and deferred share units                                       -                   369,388
-----------------------------------------------------------------------------------------------------------------------
      Denominator for diluted net income available to                           40,171,404                41,009,438
        common shareholders
-----------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                       $         -          $              -
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                     $         -          $              -
-----------------------------------------------------------------------------------------------------------------------

Basic and diluted funds from operations per share

(i) Funds from operations
-----------------------------------------------------------------------------------------------------------------------
    Funds from operations for the period                                       $    13,955                    12,679
         Imputed interest on liability
            component of convertible securities                                        165                       262
         Interest due on convertible
            securities                                                              (1,676)                   (1,724)
-----------------------------------------------------------------------------------------------------------------------
         Funds from operations available
                 to common shareholders                                        $    12,444                    11,217
-----------------------------------------------------------------------------------------------------------------------

(ii) Diluted funds from operations
-----------------------------------------------------------------------------------------------------------------------
     Funds from operations available to                                        $    12,444                   11,217
           common shareholders
         Interest due on convertible
           securities                                                                1,676                    1,724
-----------------------------------------------------------------------------------------------------------------------
         Diluted funds from operations available to
                 common shareholders                                           $    14,120                   12,941
-----------------------------------------------------------------------------------------------------------------------

(iii) Denominator
-----------------------------------------------------------------------------------------------------------------------
    Weighted average shares
          outstanding for basic per share amounts                               40,171,404               40,640,050
    Unexercised options and deferred
          share units                                                              161,745                  369,388
    Convertible securities                                                      11,282,025               11,567,852
-----------------------------------------------------------------------------------------------------------------------
          Denominator for diluted funds from operations
                 available to common shareholders                               51,615,174               52,577,290
-----------------------------------------------------------------------------------------------------------------------
Basic funds from operations per share                                          $      0.31            $        0.28
-----------------------------------------------------------------------------------------------------------------------
Diluted funds from operations per share                                        $      0.27            $        0.25
-----------------------------------------------------------------------------------------------------------------------


O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


The following securities were not included in the diluted per share calculations as the effect would have been anti-dilutive:


                                                                       Number of Shares if Converted or Exercised
                                                                       ------------------------------------------
                                                       Weighted                      Three                Three
                                                        Average               Months Ended         Months Ended
                                                    Exercise Price          March 31, 2003       March 31, 2002
-----------------------------------------------------------------------------------------------------------------
Earnings per share
      Common share options                             $   5.71                  2,080,898                   -
      Common share options                             $   7.67                          -             565,166
      Convertible unsecured subordinated
          debentures                                    $ 11.50                  7,888,086           8,173,913
      Series 1 convertible preferred shares and
          exchangeable notes, and Series A
          convertible debentures                       $   8.25                  3,393,939           3,393,939
----------------------------------------------------------------------------------------------------------------
Funds from operations per share
      Common share options                             $   6.87                    765,300                   -
      Common share options                             $   7.67                          -             565,166
----------------------------------------------------------------------------------------------------------------


9. GROUND RENT AND ENTITLEMENTS

First Canadian Place

The land lease for First Canadian Place ("FCP") provides that the other land owner has an entitlement to certain payments to the extent cash is available from FCP. Payments from FCP's gross receipts under the land lease consist of eight levels, whereby the cash entitlements under each prior level must be met before payments are made with respect to the next level in any given year. Included in these financial statements as ground rent and entitlements expense in respect of the FCP land lease are amounts totalling $5,598,000 (three month period ended March 31, 2002 - $6,461,000). Payments to the other land owners were $6,746,000 for the three month period ended March 31, 2003 (three month period ended March 31, 2002 - $8,246,000). Remaining unpaid entitlements at March 31, 2003 total $1,350,000 and are included in accounts payable and accrued liabilities (March 31, 2002 - prepaid entitlements of $738,000 included in accounts receivable).

The land lease for FCP runs until 2023 or longer under certain circumstances. At the end of the lease the other land owner has the option to acquire a 50% interest in FCP for a nominal amount.

The land lease provides that gross receipts of FCP are to be distributed in a specific order of priority. The order of priority for the annual entitlements is as follows:

(a) operating costs -- annual property operating costs including capital expenditures, tenant allowances and leasing costs.

(b) amortization of the construction amount -- an amount allocated to the Company calculated based on an annual blended payment of principal and interest on the construction amount. This amortized payment is recalculated each year using the Average Interest Rate ("AIR") and an amortization period commencing on January 1 of the year of calculation and ending on December 31, 2023. The AIR fluctuates periodically and is based on a formula in the land lease. The AIR for the three-month period ended March 31, 2003 was 5.46 % (three-month period ended March 31, 2002
      - 5.46%). The balance of the construction amount at March 31, 2003 is $165,107,000 (March 31, 2002 - $169,354,000).

(c) ground rents -- annual ground rents on a pari passu basis as to 50% to the other FCP land owner and a corresponding 50% payment to the Company. Ground rents are adjusted when the AIR is below 9%. Payments in respect of ground rent to the other FCP land owners during the three-month period ended March 31, 2003 were $246,000 (three-month period ended March 31, 2002 - $246,000).

(d) amortization of additional amounts -- an amount allocated to the Company calculated based on annual blended payments of principal and interest on funds advanced for certain cost overruns. The amortized payments are recalculated each year using the AIR + 1% and an amortization period commencing on January 1 of the year of calculation and ending on December 31, 2023. The balance of the additional amounts at the three-month period ended March 31, 2003 is $19,172,000 (three-month period ended March 31, 2002 - $19,609,000).

O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


(e) recovery of additional funding -- an amount allocated to the Company and the other FCP land owner on a pari passu basis representing their entitlements with respect to funds advanced to cover cash flow shortfalls resulting from deficiencies in prior years. All future annual gross receipts, after satisfaction of entitlements (a) to (d) above, will be allocated to satisfy the entitlements remaining under this level until the Company and the other FCP land owner are satisfied in full. The balance of any remaining entitlements will accrue interest at the AIR, compounded annually. The balance of the additional funding at the three-month period ended March 31, 2003 is $3,121,000 (three-month period ended March 31, 2002 - $20,343,000) for each of the Company and the other FCP land owner.

(f) earnings participation-- a fixed non-cumulative annual amount allocated to the other FCP land owner, of $887,500.

(g) recovery of the capital tax amount -- an amount allocated to the Company representing Ontario capital tax computed upon an amount deemed to have been borrowed to finance the costs of construction of FCP. For this purpose, in each year, capital tax amounts are calculated based upon a notional amount of capital which decreases over the term of the land lease by the same percentage as the maximum capital cost allowance permitted under the Income Tax Act. All future annual gross receipts, after satisfaction of entitlements (a) to (f) above, will be allocated to satisfy the remaining capital tax entitlement of the Company until it is received in full and any remaining amounts will accrue interest at the AIR + 1% compounded annually. The cumulative capital tax entitlement amount at March 31, 2003 is $40,564,000 (March 31, 2002 - $37,937,000).

(h) remaining gross receipts-- any remaining gross receipts will be allocated 50% to the Company and 50% to the other FCP land owner.

O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


Changes during the period in entitlement balances are set out below:


                                                                        Three Months                             Three Months
                                                                           Ended                                    Ended
                                                                       March 31, 2003                           March 31, 2002
                                         --------------------------------------------------------------------------------------
                                                Other
                                            FCP Land Owner          O&Y FPT Inc.                    Total             Total
-------------------------------------------------------------------------------------------------------------------------------
Unamortized principal balance
  of construction amount (b)
Beginning of period                       $         -              $   166,190              $   166,190           $   170,380
Interest                                            -                    2,209                    2,209                 2,265
Repayments                                          -                   (3,292)                  (3,292)               (3,291)
-------------------------------------------------------------------------------------------------------------------------------
End of period                             $         -              $   165,107              $   165,107           $   169,354
-------------------------------------------------------------------------------------------------------------------------------
Unamortized principal balance
     of additional amounts (d)
Beginning of period                       $         -             $     19,284             $     19,284          $     19,714

Interest                                            -                      302                      302                   309
Repayments                                          -                     (414)                    (414)                 (414)
-------------------------------------------------------------------------------------------------------------------------------
End of period                             $         -             $     19,172             $     19,172          $     19,609
-------------------------------------------------------------------------------------------------------------------------------
Additional funding (e)
Beginning of period                       $     9,548            $       9,548             $     19,096          $     56,092
Interest                                           73                       73                      146                   594
Repayments                                     (6,500)                  (6,500)                 (13,000)              (16,000)
-------------------------------------------------------------------------------------------------------------------------------
End of period                             $     3,121            $       3,121            $       6,242          $     40,686
-------------------------------------------------------------------------------------------------------------------------------
Accumulated capital tax amount (g)
Beginning of period                       $         -             $     39,893             $     39,893          $     37,304
Interest                                            -                      629                      629                   589
Capital tax                                         -                       42                       42                    44
-------------------------------------------------------------------------------------------------------------------------------
End of period                             $         -             $     40,564             $     40,564          $     37,937
-------------------------------------------------------------------------------------------------------------------------------


If all the outstanding entitlements in respect of levels (b), (d), (e) and (g) above have been recovered as of December 31, 2023, the land lease will expire and the other FCP land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower, retail complex and the podium. If, however, there are amounts still to be recovered, the land lease may be extended for a maximum of 50 years until all such amounts have been paid.

The AIR used in the calculation of the annual amortization at levels (b) and
(d), the amount at level (c) and the remaining balances at levels (e) and (g) is calculated in accordance with the terms of the land lease and has been fixed for the three years ending December 31, 2004 at 5.46%.

O&Y REIT

O&Y REIT has obligations under long-term leases for land as follows:

a) Place de Ville I, a rental property in Ottawa, is on land leased from a major life insurance company until the year 2065. Annual land rental payments are $1.455 million until March 2006 and $2.1 million from April 2006 to March 2016. For the periods April 2016 to March 2041 and April 2041 to March 2065, the annual rental payment will be equal to 6 5/8% of the fair market value of the land on March 31, 2015 and March 31, 2040 respectively.

O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


b) 18 King Street East, a rental property in Toronto, is on land leased from a private company until the year 2067. The rental payment is contracted at fixed levels for the next 16 years. The rent, which has been set at $560,000 for 2003 escalates by approximately $10,000 per year until 2010 when it reaches $650,000, where it remains until 2013. From 2014 to 2018, the annual rental payment increases to $660,000 per year. For the 25 years beginning December 1, 2018, the annual rental payment will be equal to 6 1/2% of the fair market value of the land at the beginning of the period plus 2% of the gross annual income from the property for each year. In no event will the annual rental payment be less than the average rent for the immediately preceding 25 year period. For the 24 years beginning December 1, 2043, the annual rental payment will be calculated in the same manner as during the immediately preceding 25 year period.

Minimum lease payments for the 5 years ended December 31, 2007 are summarized as follows:

            2003 (remainder)                $ 1,511
            2004                            $ 2,025
            2005                            $ 2,035
            2006                            $ 2,583
            2007                            $ 2,750

Payments by O&Y REIT under these land leases totalled $504,000 in the three months ended March 31, 2003 and $501,000 in the three months ended March 31, 2002.

OYPI

The Maritime Life Tower at 2 Queen Street East, Toronto is located on land which is partially leased from a third party until 2099. The annual payments are $295,000, adjusted every 10 years commencing in 2013 for changes in the Consumer Price Index. OYPI has an option, exercisable every 10 years commencing in 2023, to purchase the leased land at a price equal to the then current annual rent, capitalized at 8%. The payments under this lease are capitalized to the property under development until the development period ends.

10. FINANCING EXPENSES

Financing expense is recorded net of the following items:


                                                                Three Months Ended March 31
                                                                     2003            2002
---------------------------------------------------------------------------------------------
Interest income on cash and cash equivalents                    $       146       $      318
Interest capitalized to property under development and
      land held for development                                       1,978            1,027
---------------------------------------------------------------------------------------------
                                                                $     2,124       $    1,345
---------------------------------------------------------------------------------------------


O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


11. SEGMENTED INFORMATION

The Company's operating segments comprise the ownership of rental properties and the provision of real estate services, primarily to third-party commercial property owners.


                                      Rental
                                  Properties           First             Real
Three Months Ended                   Held By        Canadian           Estate                         Inter-
March 31, 2003                      O&Y REIT           Place         Services          Other          Segment       Total
----------------------------------------------------------------------------------------------------------------------------
Real estate assets                   $ 570,921      $ 508,812      $        -    $   123,814     $   (22,897)   $ 1,180,650
Other assets                           114,263         16,971          36,172          8,320         (91,511)        84,215
Secured debt                           240,742        282,963               -         52,996               -        576,701
Capital expenditures and
    other                                2,868            263             376          6,981             (67)        10,421
----------------------------------------------------------------------------------------------------------------------------
Operating revenues                      29,818         33,046          12,999           (258)         (2,325)        73,280
Operating expenses                      14,326         17,907          11,583            474          (2,034)        42,256
Ground rent and entitlements               504          5,598               -              -               -          6,102
----------------------------------------------------------------------------------------------------------------------------
Rental and real estate                  14,988          9,541           1,416           (732)           (291)        24,922
    services income
Depreciation and amortization            2,537          3,132           1,058            322               -          7,049
----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)              $  12,451      $   6,409      $      358    $    (1,054)    $      (291)   $    17,873
----------------------------------------------------------------------------------------------------------------------------

                                      Rental
                                  Properties           First             Real
Three Months Ended                   Held By        Canadian           Estate                         Inter-
March 31, 2003                      O&Y REIT           Place         Services          Other          Segment       Total
----------------------------------------------------------------------------------------------------------------------------

Real estate assets                   $ 530,191      $ 518,678      $        -    $    84,459     $   (21,652)   $ 1,111,676
Other assets                           104,484         11,907          39,785          9,309         (94,766)        70,719
Secured debt                           232,857        288,678               -         17,544               -        539,079
Capital expenditures and
    other                                1,030            662           2,123         12,184               -         15,999
----------------------------------------------------------------------------------------------------------------------------
Operating revenues                      26,085         33,206          16,679           (321)         (2,608)        73,041
Operating expenses                      12,310         15,846          14,872            599          (2,435)        41,192
Ground rent and entitlements               501          6,461               -              -               -          6,962
----------------------------------------------------------------------------------------------------------------------------
Rental and real estate                  13,274         10,899           1,807           (920)           (173)        24,887
    services income
Depreciation and amortization            2,381          3,032             614            265               -          6,292
----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)              $  10,893      $   7,867      $    1,193    $    (1,185)    $      (173)   $    18,595
----------------------------------------------------------------------------------------------------------------------------


Operating income comprises net income excluding financing expense, corporate expense, system implementation costs, other items, interest of others in O&Y REIT and income tax expense. Other assets exclude cash and cash equivalents. Real estate assets include rental properties, properties under development and land held for development. Capital expenditures and other includes tenant inducements and leasing costs, recoverable expenditures and expenditures on rental properties, furniture, fixtures and equipment, property under development and land held for development.

Revenues from the Federal Government under various leases on rental properties held by O&Y REIT amount to $11.1 million for the three months ended March 31, 2003 and represent 37% of O&Y REIT's total revenues from rental properties ($10.8 million and 41% for the three months ended March 31, 2002).

O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)


12. REPURCHASE OF CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

During the three-month period ended March 31, 2002, $2.0 million at face value of convertible unsecured subordinated debentures were repurchased for $1.6 million. Details of the allocation of the purchase price are set out below:


Three months ended March 31, 2002:                              Liability              Equity
                                                                Component           Component           Total
                                                      ----------------------------------------------------------
Net book value of the debentures repurchased                   $      165          $    1,865       $    2,030
Purchase price                                                        550               1,053            1,603
                                                      ----------------------------------------------------------
Gain (loss), before current income taxes                             (385)                812              427
Current income tax recovery (expense)                                 150                (308)            (158)
                                                      ----------------------------------------------------------
Gain (loss), net of current  income taxes                      $     (235)         $      504       $      269
                                                      ----------------------------------------------------------

As the debentures are segregated into debt and equity components on the balance sheet, the purchase price was allocated to the components at the date of repurchase. The allocation of the purchase price was determined by a measure of the respective fair values of the components at the date of repurchase. The net loss on the liability component resulted in a charge to net income. The net gain on the equity component resulted in an increase in contributed surplus.

13. GUARANTEES

In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees ("AcG-14"), which outlines disclosure requirements for certain contracts or obligations that meet the definition of a guarantee. AcG-14 defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, or other assets, common shares of O&Y Properties or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. AcG-14 is effective for financial statements of interim or annual periods beginning on or after January 1, 2003.

In 1998, the Company subleased its leasehold interest in a hotel (the "Hotel Ground Lease"), situated within the Place de Ville complex in Ottawa on the same terms and conditions as contained in the Hotel Ground Lease. This Hotel Ground Lease expires in 2065.

The Company remains liable for rents under the ground lease in the event the sublessee fails to honour its obligations. The maximum amount that the Company would be required to pay for the period April 1, 2003 to March 31, 2016 is $8.5 million. For the periods April 1, 2016 to March 31, 2041 and April 1, 2041 to March 2065, the annual rental payment would be equal to 6 5/8% of the fair market value of the land on March 31, 2015 and March 31, 2040, respectively. If the sublessee fails to honour its obligations, O&Y Properties Corporation may terminate the sublease of the hotel and re-lease the property.

To date, the Company has not made any payment in connection with the Hotel Ground Lease and no amount has been accrued in the consolidated financial statements with respect to this guarantee.

14. SUBSEQUENT EVENTS

a)   Property Acquisitions

     (i)  Edmonton

     On May 9, 2003, O&Y REIT purchased the remaining 50% interest in the Canadian Western Bank Building and Enbridge Tower, both located in Edmonton, Alberta, from its unrelated co-owners. The total purchase price for the remaining 50% interest O&Y REIT did not already own in the two buildings is $23.25 million.

     The acquisitions were financed through the assumption of the vendors' share of the mortgages, amounting to $12.3 million, with the remainder to be funded through the operating/acquisition facility. The mortgages assumed carry a weighted average interest rate of 6.58%.

O&Y PROPERTIES CORPORATION
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
March 31, 2003
------------------------------------------------------------------------------
(unaudited)
(all tabular amounts stated in thousands unless otherwise noted)

     ii) Winnipeg

     On April 29, 2003, O&Y REIT reached an agreement in principle to purchase a 50% interest in the TD Centre, a rental property in Winnipeg, Manitoba. The transaction is subject to the due diligence process and is expected to be completed by June 2003.

b)   Normal Course Issuer Bid

O&Y REIT obtained regulatory approval for a normal course issuer bid for its limited voting units through The Toronto Stock Exchange on April 2, 2003.

The bid commenced on April 4, 2003 and will terminate on the earlier of: (i) April 3, 2004 and (ii) the date upon which a total of 1,777,043 limited voting units have been purchased by O&Y REIT pursuant to the bid. The maximum number of limited voting units which may be purchased pursuant to the bid is 1,777,043, being 5% of the current issued and outstanding limited voting units. In addition, O&Y REIT's purchases in any 30-day period will not exceed 2% of the number of limited voting units outstanding on the first day of such period. The actual number of limited voting units purchased and the timing of such purchases will be determined by the Trust. All limited voting units purchased by O&Y REIT under the bid will be cancelled.

15. COMPARATIVE AMOUNTS

Certain of the comparative amounts have been reclassified to conform with the presentation for the current period.

CORPORATE INFORMATION
---------------------


CORPORATE OFFICE
----------------
1 First Canadian Place
Suite 3300, P.O. Box 72
Toronto, Ontario
M5X 1B1
Telephone: 416-862-6900
Fax: 416-862-6904

STOCK EXCHANGE LISTING
----------------------
Toronto Stock Exchange (TSX)

STOCK TRADING SYMBOL
--------------------
Common Shares: OYP
Convertible Debentures: OYP.DB

INVESTOR RELATIONS
------------------
(for investor relations enquiries)
Contact investor relations at:
416-862-6900 x 6098
Toll free: 1-866-583-6098
e-mail: info@oyreit.com
Web site: www.oyreit.com

SHARE TRANSFER AGENT AND REGISTRAR
----------------------------------
(for change of address, registration or other shareholder enquiries) CIBC Mellon Trust Company
Toll free throughout North America:
1-800-387-0825
e-mail: inquiries@cibcmellon.ca

AUDITORS
--------
Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements relating to its operations and the environment in which it operates, which are based on its expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances, new information or the occurrence of future events or circumstances.

O&Y PROPERTIES CORPORATION LOGO OMITTED

www.oyp.com

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 30, 2003                            O&Y PROPERTIES CORPORATION


                                               By:  /s/ Raghunath Davloor
                                                    -----------------------
                                               Name:   Raghunath Davloor
                                               Title:  Chief Financial Officer